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EXHIBIT 1

AMENDMENT NO. 1
TO
RIGHTS AGREEMENT

        Amendment No. 1, dated as of January 29, 2002 (the "Amendment"), to the Rights Agreement, dated as of September 12, 1994 (the "Rights Agreement"), by and among Zamba Corporation (formerly known as Racotek, Inc.), a Delaware corporation (the "Company") and Wells Fargo Bank Minnesota, N.A. (formerly known as Norwest Bank Minnesota, N.A.), as Rights Agent (the "Rights Agent").

WITNESSETH:

        WHEREAS, the Company has changed its name from "Racotek, Inc." to "Zamba Corporation" since the original date of the Rights Agreement and desires to amend the Rights Agreement to reflect this name change; and

        WHEREAS, the Rights Agent has changed its name from "Norwest Bank Minnesota, N.A." to "Wells Fargo Bank Minnesota, N.A." since the original date of the Rights Agreement and desires to amend the Rights Agreement to reflect this name change; and

        WHEREAS, on January 29, 2002, the Board of Directors of the Company, in accordance with Section 27 of the Rights Agreement, determined it to be desirable and in the best interests of the Company and its stockholders to supplement and amend certain provisions of the Rights Agreement.

        NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

          Section 1.    Amendments to Rights Agreement.    The following provisions of the Rights Agreement are amended as follows:

          (a)  The definition of "Acquiring Person" in Section 1(a) of the Rights Agreement is hereby amended to read in its entirety as follows:

          "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such plan, (v) any Common Shares beneficially owned by the Company's Chairman, Joseph B. Costello (hereinafter "Costello"), or (vi) following the death of Costello, any Person directly receiving Common Shares from Costello pursuant to the last will and testament of Costello or, if no such will exists at the time of his death, then pursuant to the laws of descent and distribution as may be applicable to his estate upon his death; provided, however, that if Costello (or any Person directly receiving Common Shares from Costello pursuant to clause (vi) above) shall become the Beneficial Owner of 49.99% or more of the Common Shares of the Company then outstanding, then Costello (or any Person directly receiving Common Shares from Costello pursuant to clause (vi) above) shall be deemed to be an Acquiring Person. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person and such Person's Affiliates and Associates to 20% or more (or, with respect to Costello, 49.99% or more) of the Common Shares of the Company then outstanding; provided, however, that if a Person, together with such Person's Affiliates and Associates, shall become the

  Beneficial Owner of 20% or more (or, with respect to Costello, 49.99% or more) of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, such Person, together with its Affiliates and Associates, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an "Acquiring Person."

          (b)  The legend set forth in Section 3(c) of the Rights Agreement is hereby amended to read in its entirety as follows:

    "This certificate also evidences and entitles the holder hereof to certain rights (the "Rights") as set forth in a Rights Agreement between Zamba Corporation and Wells Fargo Bank Minnesota, N.A., dated as of September 12, 1994, as amended to date (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Zamba Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Zamba Corporation will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. As described in Section 11(a)(ii) of the Rights Agreement, Rights beneficially owned by any Person who becomes an Acquiring Person (as defined in the Rights Agreement) and certain other Persons shall become null and void."

          (c)  The name and address of the Company set forth in Section 26 of the Rights Agreement is hereby amended to read in its entirety as follows:

    "Zamba Corporation
    3033 Excelsior Boulevard, Suite 200
    Minneapolis, MN 55416
    Attention: Corporate Secretary"

          (d)  The name of the Rights Agent set forth in Section 26 of the Rights Agreement is hereby amended to read in its entirety as follows:

    "Wells Fargo Bank Minnesota, N.A.
    161 North Concord Exchange
    South St. Paul, MN 55075-0738
    Attention: Stock Transfer Department"

          Section 2.    Amendment to Form of Right Certificate.    The first page of the Form of Right Certificate to purchase Preferred Shares set forth in Exhibit B attached to the Rights Agreement is hereby amended to read in its entirety as set forth in the attachment hereto.

          Section 3.    Amendment to Summary of Rights.    The form of Summary of Rights to Purchase Preferred Shares set forth in Exhibit C attached to the Rights Agreement is hereby amended to read in its entirety as set forth in the attachment hereto.

          Section 4.    Rights Agreement as Amended.    The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. This Amendment shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected hereby.

          Section 5.    Counterparts.    This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

          IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the dates set forth below.

ZAMBA CORPORATION
By: /s/ Ian Nemerov Name: Ian Nemerov Title: General Counsel
Dated: 1-29-02
WELLS FARGO BANK MINNESOTA, N.A.
By: /s/ Katherine M. Johnson Name: Katherine M. Johnson Title: Assistant Vice President
Dated: January 29, 2002

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AMENDMENT NO. 1 TO RIGHTS AGREEMENT